Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

May 25, 2011

The following was published on the website of Alpha Beta Netherlands Holding N.V. on May 25, 2011:

Clarification

Voluntary public takeover offer of Alpha Beta Netherlands Holding N.V. to the shareholders of Deutsche Börse Aktiengesellschaft / Information for shareholders of Deutsche Börse Aktiengesellschaft dated 15 May 2011

Amsterdam, 25 May 2011 / With respect to the information for shareholders of Deutsche Börse Aktiengesellschaft regarding the issue of the reasoned statement by the management board and the supervisory board of Deutsche Börse Aktiengesellschaft pursuant to Section 27 German Takeover Act on the takeover offer of Alpha Beta Netherlands Holding N.V. sent to “Business Wire” on 15 May 2011 at 1:34 pm Central European Daylight Savings Time and the supplemental information for shareholders of Deutsche Börse Aktiengesellschaft announced in this context it is pointed out for the purpose of clarification that such notification is a notification by Alpha Beta Netherlands Holding N.V., Amsterdam.

The content of the notification by Alpha Beta Netherlands Holding N.V. dated 15 May 2011 remains unchanged as it is only intended to clarify that such notification is a notification by Alpha Beta Netherlands Holding N.V.

The content of the notification dated 15 May 2011 is as follows:

Management and Supervisory Board of Deutsche Börse issue joint reasoned statement on exchange offer of Alpha Beta Netherlands Holding N.V.

The management board and the supervisory board of Deutsche Börse AG ("Deutsche Börse") have issued a joint reasoned statement pursuant to Section 27 German Takeover Act (the "Reasoned Statement") on the exchange offer of Alpha Beta Netherlands Holding N.V. (the "Bidder") to the shareholders of Deutsche Börse (the “Exchange Offer”). The Reasoned Statement is available on the internet at both the homepage of Deutsche Börse at http://www.deutsche-boerse.com/reasonedstatement and at the homepage of the Bidder at http://www.global-exchange-operator.com.

Important Information for Shareholders of Deutsche Börse

The Reasoned Statement contains the recommendation of the supervisory board and management board of Deutsche Börse with respect to the pending Exchange Offer for Deutsche Börse shares and the reasons for their recommendation as of 9/12 May 2011. In addition, Annex 2 to the Reasoned Statement contains the opinion, dated 9 May 2011, of Deutsche Bank Securities Inc. ("DBSI"), together with a summary of the material financial analyses contained in the presentation that was made by DBSI at the meetings of the Deutsche Börse supervisory board and management board on 9 May 2011 and that were used by DBSI in connection with rendering its opinion described above (together, the "May DBSI Opinion and Analysis"). Annex 3 to the Reasoned Statement contains the opinion, dated 9 May 2011, of J.P. Morgan Securities LLC ("J.P. Morgan"), together with a summary of the material financial analyses contained in the presentation that was made by J.P. Morgan at the meetings of the Deutsche Börse supervisory board and management board on 9 May 2011, and that were used by J.P. Morgan in connection with rendering its opinion described above (together, the "May J.P. Morgan Opinion and Analysis"). The May DBSI Opinion and Analysis and the May J.P. Morgan Opinion and Analysis are based on more recent and updated information than the information on which the opinions and analyses of DBSI and J.P. Morgan, dated February 15, 2011 were based, that appears under "Opinion of the Financial Advisors to Deutsche Börse" in the Exchange Offer Document. Therefore, shareholders of Deutsche Börse are urged to read the Reasoned Statement, including the May DBSI Opinion and Analysis and the May J.P. Morgan Opinion and Analysis before considering whether to accept the Exchange Offer. [End of the notification dated 15 May 2011]

Important notice:

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares Deutsche Börse (the “Deutsche Börse Shares”). Moreover, this announcement is neither an offer to purchase nor a solicitation to purchase shares in Alpha Beta Netherlands Holding N.V. (the “Holdco Shares“). The Exchange Offer is exclusively made on the basis of the terms set out in the offer document. Investors and holders of Deutsche Börse Shares are strongly recommended to read the offer document and all published additional accompanying information in connection with the Exchange Offer as soon as they are published since they contain important information. In this context holders of Deutsche Börse Shares who have accepted the exchange offer are also referred to their withdrawal rights set forth to in the offer document.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the Exchange Offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not being, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The Holdco Shares have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the Holdco Shares may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

The Exchange Offer shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America.

Bidder: Alpha Beta Netherlands Holding N.V.
Beursplein 5, 1012 JW Amsterdam, the Netherlands
http://www.global-exchange-operator.com

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com. In this context, holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America.  The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.